Exhibit 99.1

Yimutian Inc. Announces Receipt of Nasdaq Notification Regarding Market Value of Listed Securities Requirement and Nasdaq Delisting Notice Subject to Hearing Request

BEIJING, May 19, 2026 (GLOBE NEWSWIRE) -- Yimutian Inc. (Nasdaq: YMT) (“Yimutian” or the “Company”), a leading agricultural digital service company in China, today announced that it received two written notifications from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on May 13, 2026, the details of which are described below.

On May 13, 2026, the Company received a written notification (the “MVLS Deficiency Notice”) from Nasdaq on May 13, 2026, notifying the Company that it is currently not in compliance with Nasdaq Listing Rule 5450(b)(2)(A), which requires the Company to maintain a minimum market value of listed securities (“MVLS”) of US$50,000,000 for continued listing on the Nasdaq Global Market (the “MVLS Requirement”). Based on the Company’s MVLS for the 30 consecutive business days from March 25, 2026 to May 6, 2026, the Company no longer meets this requirement. The MVLS Deficiency Notice is only a notification of deficiency and has no immediate effect on the listing of the Company’s American Depositary Shares (“ADS”). The Company’s ADSs will continue to trade on The Nasdaq Global Market at this time. The Company’s receipt of the MVLS Deficiency Notice does not impact the Company’s business, operations or reporting requirements with the U.S. Securities and Exchange Commission (the “SEC”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until November 9, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s MVLS Requirement. If at any time during the Compliance Period, the Company’s MVLS closes at US$50,000,000 or more for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

Additionally, on May 13, 2026, the Company also received a determination letter (the “Determination Letter”) from Nasdaq, notifying the Company that, due to the its failure to regain compliance with the minimum market value of publicly held shares (“MVPHS”) requirement under Nasdaq Listing Rule 5450(b)(2)(C) by May 6, 2026, the Company is subject to delisting. The Company will be filing an appeal, which will stay any further delisting proceedings though the hearing or any extension the Hearings panel may grant and the securities will continue to be listed on The Nasdaq Global Market.

As previously disclosed, on November 6, 2025, the Company was notified by Nasdaq that, for the previous 30 consecutive trading days the Company’s MVPHS had been below the minimum US$15,000,000 required for continued listing as set forth in Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”), and the Company was provided with 180 calendar days, or until May 6, 2026, to regain compliance with this rule. The Company did not regain compliance with the MVPHS Requirement by May 6, 2026.

The Company intends to take all reasonable measures available to regain compliance with the MVLS Requirement, the MVPHS Requirement and other relevant continued listing requirements under the Nasdaq Listing Rules and to remain listed on Nasdaq. However, there can be no assurances that the Company would ultimately be able to regain compliance with all applicable requirements for continued listing on Nasdaq.

About Yimutian Inc.

Yimutian Inc, is a leading agricultural B2B platform in mainland China. Over a decade, the company has been dedicated to digitalizing China’s agricultural product supply chain infrastructure to streamline the agricultural product transaction process, and making it efficient, transparent, secure, and convenient.

For more information, please visit https://ir.ymt.com/.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, these forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Email: ir@ymt360.com
Phone: +86 1057086561

For media inquiries, please contact:

Email: pr@ymt360.com